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                                                                      Exhibit 99

                             BAYCORP HOLDINGS, LTD.
                        1 New Hampshire Avenue, Suite 125
                         Portsmouth, New Hampshire 03801
                    Phone (603) 766-4990   Fax (603) 766-4991

              BayCorp Reports Second Quarter 2004 Operating Results
                 ----------------------------------------------

     August 2, 2004 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today its operating results for the second quarter ended June 30, 2004. BayCorp reported net income of $95,000, or approximately $0.16 per share, for the second quarter of 2004 as compared to net income of $35,000, or approximately $0.05 per share, for the second quarter of 2003.

     On April 1, 2004, BayCorp's subsidiary, Great Bay Hydro Corporation ("Great Bay Hydro"), completed the acquisition of the Vermont generating facilities of
Citizens Communications Company.   The generating facilities include an
operating hydroelectric facility of approximately 4 megawatts located in Newport, Vermont and non-operating hydroelectric facilities in Troy, Vermont and West Charleston, Vermont. Great Bay Hydro assumed immediate operating responsibility for these facilities and is using the output of the Newport plant as a physical hedge for meeting a portion of BayCorp's supply obligations under its long-term contract to supply 9.06 megawatts.

     A recapitalization at HoustonStreet Exchange, Inc. ("HoustonStreet") was completed in the second quarter of 2004 and as a result, BayCorp's ownership interest in HoustonStreet increased to 59.7% and the Company began consolidating HoustonStreet effective May 1, 2004. BayCorp held a minority ownership interest in HoustonStreet in the second quarter of 2003 and accounted for HoustonStreet under the equity method in 2003.

     The increase in net income in the second quarter of 2004 as compared to the second quarter of 2003 was primarily attributable to other income of approximately $673,000 received in the second quarter of 2004 in the form of a one-time payment following the final reconciliation and termination of certain escrow accounts that had been funded for potential closing adjustments and other costs specific to the Company's sale of its interests in the Seabrook Nuclear Power Plant in November 2002. In addition, the Company recognized an extraordinary gain of $278,000 in the second quarter of 2004 upon the reconsolidation of HoustonStreet and recognized approximately $178,000 in net income attributable to operations at Great Bay Hydro.

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      Offsetting these income items, BayCorp recorded an unrealized loss on the mark-to-market of the Company's firm forward long-term energy contract. The Company recorded a non-cash charge for a net unrealized loss of approximately $716,000 in the second quarter of 2004 as compared to a net unrealized gain of approximately $498,000 in the second quarter of 2003. The mark-to-market value of this long-term contract is based on current projections of power prices over the life of the contract. Forward power prices were higher in the second quarter of 2004 as compared to the second quarter of 2003 primarily due to increases in the forward price of natural gas. Power generating plants that use natural gas as a fuel source are increasingly on the margin and therefore setting the forward price of power in the New England Power Pool ("NEPOOL"). Accordingly, the price of power in NEPOOL is highly dependent on the price of natural gas.

     Operating revenues increased $447,000, or 44.9%, to $1,443,000 in the second quarter of 2004 as compared to $996,000 in the second quarter of 2003. The increase in revenues in the second quarter of 2004 was primarily attributable to revenues of $283,000 from the sale of electricity generated by Great Bay Hydro and the inclusion of HoustonStreet revenues of approximately $156,000.

     Operating expenses in the second quarter of 2004 decreased $188,000, or approximately 10.4%, from $1,811,000 in the second quarter of 2003 to $1,623,000 in the second quarter of 2004. Operating expenses for the second quarter of 2004 included Great Bay Hydro expenses of approximately $107,000 and reflected HoustonStreet expenses of approximately $162,000. The reduction in operating expenses in the second quarter of 2004 as compared to the second quarter of 2003 was primarily attributable to a decrease in administrative and general expenses. The Company has undertaken numerous cost savings measures that have reduced administrative and general expenses. The Company reduced administrative and general expenses in the second quarter of 2004 by $298,000, or approximately 32.9%, to $607,000 as compared to $905,000 in the second quarter of 2003.

     For the six months ended June 30, 2004, BayCorp reported a net loss of $2,002,000, or approximately $3.28 per share, as compared to a net loss of $1,727,000, or approximately $0.41 per share, for the six months ended June 30, 2003. The increase in net loss for the six months ended June 30, 2004 as compared to the same period in 2003 was primarily attributable to the unrealized loss on the mark-to-market of the Company's firm forward long-term energy contract. The Company recorded a non-cash charge of approximately $2,353,000 for the net unrealized loss on this contract for the six months

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ended June 30, 2004 as compared to a net unrealized loss of approximately
$585,000 for the six months ended June 30, 2003.

     Operating revenues for the six months ended June 30, 2004 increased $490,000, or approximately 24.7%, to $2,477,000 as compared to $1,987,000 for the six months ended June 30, 2003. The increase in revenues in 2004 was primarily attributable to revenues of $283,000 from the sale of electricity generated by Great Bay Hydro and the inclusion of HoustonStreet revenues of approximately $156,000.

About BayCorp
     BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently has three wholly owned subsidiaries including Great Bay Power Marketing, Inc., which purchases and markets power on the open market, BayCorp Ventures, LLC, which serves as a vehicle for the Company's investments and Great Bay Hydro which was formed for the purpose of holding the generating facilities in Vermont acquired from the Vermont Electric Division of Citizens Communications Company on April 1, 2004. As of May 1, 2004, BayCorp had a majority interest in HoustonStreet Exchange, Inc., which operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange. Prior to May 1, 2004, BayCorp held a minority interest in HoustonStreet.

Forward Looking Statements
Any statements contained in this release regarding the Company's goals, strategies, and expectations are "forward-looking statements." No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review reports filed by BayCorp with the Securities and Exchange Commission for information and factors that could affect the Company's business.


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                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)

                                               2004        2003         2004         2003
                                               ----        ----         ----         ----
Operating Revenues                             $1,443         $996     $2,477        $1,987

Operating Expenses                              1,623        1,811      3,181         3,890
                                               ------       ------     ------        ------
Operating Loss Before Mark to Market
   of Energy Contracts                           (180)        (815)      (704)       (1,903)

Unrealized Loss (Gain) on Energy Contracts        716         (498)     2,353           585
                                               ------        ------    ------        ------

Operating Loss                                   (896)        (317)    (3,057)       (2,488)

Other Income - net                                711          352        775           761
                                               ------        ------     ------       ------
Income (Loss) before
   Income Taxes, Minority Interest
   and Extraordinary Item                        (185)          35     (2,282)       (1,727)

Income Taxes                                        0            0          0             0

Minority Interest Income                            2            0          2             0
                                               ------       ------     ------        ------

Net Income (Loss) before
   Extraordinary Item                            (183)          35     (2,280)       (1,727)

Extraordinary Item - Gain on
   Consolidation of Subsidiary                    278            0        278             0
                                               ------       ------     ------        ------

Net Income (Loss)                                 $95          $35    ($2,002)      ($1,727)
                                               ======       ======     ======        ======

Weighted Average Shares Outstanding
   - Basic                                    592,833      646,917    611,093     4,225,628

Weighted Average Shares Outstanding
   - Diluted                                  592,833      653,357    611,093     4,225,628

Basic Net Income (Loss) Per Share
   before Extraordinary Item                   ($0.31)       $0.05     ($3.73)       ($0.41)

Diluted Net Income (Loss) Per Share
   before Extraordinary Item                   ($0.31)       $0.05     ($3.73)       ($0.41)

Basic Net Income Per Share
  - Extraordinary Item                          $0.47            -      $0.45             -

Diluted Net Income Per Share
  - Extraordinary Item                          $0.47            -      $0.45             -

Basic Net Income (Loss) Per Share               $0.16        $0.05     ($3.28)       ($0.41)

Diluted Net Income (Loss) Per Share             $0.16        $0.05     ($3.28)       ($0.41)


         As of June 30, 2004, there were 560,096 shares of common stock outstanding.
                                             ###